UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-38480

IMV Inc.
(Name of registrant)

130 Eileen Stubbs Avenue, Suite 19 Dartmouth, Nova Scotia B3B 2C4, Canada

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[   ] Form 20-F [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV Inc.

Date: May 29, 2020	By:	/s/ Pierre Labbé
Name: Pierre Labbé
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	News Release dated May 29, 2020. Clinical Response and Translational Data from DeCidE1, a Phase 2 Study of DPX-Survivac Immunotherapy in Patients with Advanced Recurrent Ovarian Cancer